UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 ______________________ Form 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 000-23357 _______________ CUSIP NUMBER: 717131-10-6

(Check One)  ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q  Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  September 30, 2009

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

part i - registrant information

BIOANALYTICAL SYSTEMS, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2701 Kent Avenue
Address of Principal Executive Office (Street and Number)

West Lafayette, IN  47906
City, State and Zip Code

Part II - Rules 12b-25(b) And (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

part iii - narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bioanalytical Systems, Inc. (the "Company") is unable to file its Form 10-K for the fiscal year ended September 30, 2009, within the prescribed time period without unreasonable effort and expense.  Specifically, the Company is engaged in negotiations to obtain replacement financing for its existing revolving credit agreement with National City Bank which expires on December 31, 2009.  The Company has been informed by its independent registered public accounting firm that without replacement financing to satisfy the auditors' concerns regarding the Company's liquidity and debt covenant margins, their audit opinion will include an explanatory paragraph indicating substantial doubt about the Company's ability to continue as a going concern.  In light of (i) the uncertainty over these financing transactions and (ii) the required commitment of the Company's finance personnel and resources that would otherwise have been used for the preparation of the annual report on Form 10-K to the search for and negotiation of replacement financing for the National City Credit Agreement, the Company is unable to file such report within the prescribed time without unreasonable effort or expense. Nevertheless, the Company anticipates completing such filing on or before the fifteenth calendar day following the prescribed due date.

part iv - other information

(1)  Name and telephone number of person to contact in regard to this notification

Michael R. Cox	(765)	463-4527
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

 ☒ Yes   ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

Results of operations for the fiscal year ended September 30, 2009 to be included in the Company's Annual Report on Form 10-K are expected to include a 23.8% decline in revenues to $31.8 million for the year ended September 30, 2009, from $41.7 million for the year ended September 30, 2008.  The Company also expects to report a decline in gross profit, from $15.3 million in fiscal 2008 to $7.6 million in fiscal 2009, a decrease in operating income (loss) from income of $2.8 million in fiscal 2008 to a loss of ($4.6) million in fiscal 2009, a decline in net income (loss) from continuing operations from net income of $495,000 in fiscal 2008 to a net loss of $(5.5) million in fiscal 2009, and an increase in net loss from $(1.5) million in fiscal 2008 to $(5.5) million in fiscal 2009.  Net income (loss) per share from continuing operations declined from income of $0.10 per share in fiscal 2008, to a loss of $(1.11) per share in fiscal 2009, and net loss per share increased from $(0.30) per share in fiscal 2008 to $(1.11) per share in fiscal 2009.

This notice contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements are regarding our intent, belief or current expectations with respect to our ability to refinance our debt. Readers are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties. In addition, we have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based upon those assumptions also could be incorrect.

BIOANALYTICAL SYSTEMS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2009	By:	/s/ Michael R. Cox
Michael R. Cox, Vice President, Finance and Administration, Chief Financial Officer and Treasurer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).